THE UNIVERSITY OF UTAH





February 1, 1999


Pageant Technologies (USA), Inc.
3205 Richard's Lane, Suite B
Santa Fe, NM 87505


SUBJECT:  Letter of Confirmation


To Whom It May Concern:

This is to confirm that the University of Utah has a contract with Pageant Technologies (USA) Inc. The contract is entitled "Study of HFRAM, which is a micron scale integrated circuit ferromagnetic nonvolatile random access memory" under the direction of Dr. Jennifer Hwu. The contract amount is $282,549 with the project period from November 26, 1997 to December 31, 1999, unless an extension is mutually agreed upon by both parties.

Sincerely,

/s/ Lynne U. Chronister

Lynne U. Chronister
Director, Office of Sponsored Projects
(801) 581-3003
ospawards@osp.utah.edc

cc:  Dr. J. Hwu


                                      E-75